UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Beazer Homes USA Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

07556Q105

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 07556Q105	13G	Page 2 of 23 Pages

1.	Name of Reporting Persons: GSO Capital Partners LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,979,670
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 3,979,670
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,979,670
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%
12.	Type of Reporting Person (See Instructions): IA; PN

CUSIP No. 07556Q105	13G	Page 3 of 23 Pages

1.	Name of Reporting Persons: Bennett J. Goodman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 3,979,670
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 3,979,670
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,979,670
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 07556Q105	13G	Page 4 of 23 Pages

1.	Name of Reporting Persons: J. Albert Smith III
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 3,979,670
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 3,979,670
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,979,670
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 07556Q105	13G	Page 5 of 23 Pages

1.	Name of Reporting Persons: Douglas I. Ostrover
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 3,979,670
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 3,979,670
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,979,670
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 07556Q105	13G	Page 6 of 23 Pages

1.	Name of Reporting Persons: GSO Advisor Holdings L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,979,670
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 3,979,670
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,979,670
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 07556Q105	13G	Page 7 of 23 Pages

1.	Name of Reporting Persons: Blackstone Holdings I L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,979,670
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 3,979,670
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,979,670
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 07556Q105	13G	Page 8 of 23 Pages

1.	Name of Reporting Persons: Blackstone Holdings I/II GP Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,979,670
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 3,979,670
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,979,670
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 07556Q105	13G	Page 9 of 23 Pages

1.	Name of Reporting Persons: The Blackstone Group L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,979,670
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 3,979,670
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,979,670
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 07556Q105	13G	Page 10 of 23 Pages

1.	Name of Reporting Persons: Blackstone Group Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,979,670
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 3,979,670
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,979,670
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 07556Q105	13G	Page 11 of 23 Pages

1.	Name of Reporting Persons: Stephen A. Schwarzman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,979,670
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 3,979,670
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,979,670
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 07556Q105	13G	Page 12 of 23 Pages

Item 1.

(a).	Name of Issuer

Beazer Homes USA Inc. (the “Company”)

(b).	Address of Issuer’s Principal Executive Offices:

5775 Peachtree Dunwoody Rd Suite C-200

Atlanta GA 30342

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

GSO CAPITAL PARTNERS LP

c/o GSO Capital Partners LP

280 Park Avenue, 11th Floor

New York, NY 10017

Citizenship: State of Delaware

BENNETT J. GOODMAN

c/o GSO Capital Partners LP

280 Park Avenue, 11th Floor

New York, NY 10017

Citizenship: United States

J. ALBERT SMITH III

c/o GSO Capital Partners LP

280 Park Avenue, 11th Floor

New York, NY 10017

Citizenship: United States

DOUGLAS I. OSTROVER

c/o GSO Capital Partners LP

280 Park Avenue, 11th Floor

New York, NY 10017

Citizenship: United States

GSO ADVISOR HOLDINGS L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

BLACKSTONE HOLDINGS I L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

CUSIP No. 07556Q105	13G	Page 13 of 23 Pages

BLACKSTONE HOLDINGS I/II GP INC.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

THE BLACKSTONE GROUP L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

BLACKSTONE GROUP MANAGEMENT L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

STEPHEN A. SCHWARZMAN

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

As of February 11, 2011, GSO Special Situations Fund LP directly holds 2,469,486 shares of Common Stock and options to purchase 2,929 shares of Common Stock and GSO Special Situations Overseas Master Fund Ltd. directly holds 1,505,184 shares of Common Stock and options to purchase 2,071 shares of Common Stock. As of December 31, 2010, GSO Special Situations Fund LP directly held 2,458,799 shares of Common Stock and GSO Special Situations Overseas Master Fund Ltd. directly held 1,459,931 shares of Common Stock. GSO Capital Partners LP is the investment manager of each of GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd. In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may have shared voting and dispositive power with respect to the Reported Shares (as defined below). GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is controlled by Mr. Schwarzman, one of its founders.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

07556Q105

CUSIP No. 07556Q105	13G	Page 14 of 23 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☒	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☒	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of February 11, 2011, each of the Reporting Persons may be deemed to be the beneficial owner of the (i) 2,469,486 shares of Common Stock and options to purchase 2,929 shares of Common Stock held by GSO Special Situations Fund LP and the (ii) 1,505,184 shares of Common Stock and options to purchase 2,071 shares of Common Stock held by GSO Special Situations Overseas Master Fund Ltd.

(b)	Percent of class:

The Company’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on February 8, 2011 indicates that, as of January 31, 2011, there were 76,372,805 shares of Common Stock outstanding. Based on this number of outstanding shares of Common Stock, as of February 11, 2011, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.2% of the total number of outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of

CUSIP No. 07556Q105	13G	Page 15 of 23 Pages

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 07556Q105	13G	Page 16 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2011

GSO CAPITAL PARTNERS LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief
Compliance Officer

BENNETT J. GOODMAN

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. ALBERT SMITH III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

DOUGLAS I. OSTROVER

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

GSO ADVISOR HOLDINGS L.L.C.
By: Blackstone Holdings I L.P.
Its Sole Member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

BLACKSTONE HOLDINGS I L.P.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

CUSIP No. 07556Q105	13G	Page 17 of 23 Pages

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

THE BLACKSTONE GROUP L.P.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

/s/ Stephen A. Schwarzman
STEPHEN A. SCHWARZMAN

CUSIP No. 07556Q105	13G	Page 18 of 23 Pages

EXHIBIT LIST

Exhibit A:	Joint Filing Agreement, dated as of February 14, 2011, by and among GSO Capital Partners LP, Bennett J. Goodman, J. Albert Smith III, Douglas I. Ostrover, GSO Advisor Holdings I L.P., Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., Blackstone Group Management L.L.C. and Stephen A. Schwarzman.

Exhibit B:	Power of Attorney of Bennett J. Goodman, dated June 8, 2010.

Exhibit C:	Power of Attorney of J. Albert Smith III, dated June 8, 2010.

Exhibit D:	Power of Attorney of Douglas I. Ostrover, dated June 8, 2010.

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of Beazer Homes USA Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED: February 14, 2011

GSO CAPITAL PARTNERS LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief
Compliance Officer

BENNETT J. GOODMAN

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. ALBERT SMITH III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

DOUGLAS I. OSTROVER

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

GSO ADVISOR HOLDINGS L.L.C.
By: Blackstone Holdings I L.P.
Its Sole Member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

BLACKSTONE HOLDINGS I L.P.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

THE BLACKSTONE GROUP L.P.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

/s/ Stephen A. Schwarzman
STEPHEN A. SCHWARZMAN

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, BENNETT J. GOODMAN, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP, GSO Capital Advisors LLC or GSO / Blackstone Debt Funds Management LLC and each of their affiliates or entities advised by me, GSO Capital Partners LP, GSO Capital Advisors LLC or GSO / Blackstone Debt Funds Management LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ BENNETT J. GOODMAN
Bennett J. Goodman

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, J. ALBERT SMITH III, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP, GSO Capital Advisors LLC or GSO / Blackstone Debt Funds Management LLC and each of their affiliates or entities advised by me, GSO Capital Partners LP, GSO Capital Advisors LLC or GSO / Blackstone Debt Funds Management LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ J. ALBERT SMITH III
J. Albert Smith III

EXHIBIT D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, DOUGLAS I. OSTROVER, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP, GSO Capital Advisors LLC or GSO / Blackstone Debt Funds Management LLC and each of their affiliates or entities advised by me, GSO Capital Partners LP, GSO Capital Advisors LLC or GSO / Blackstone Debt Funds Management LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ DOUGLAS I. OSTROVER
Douglas I. Ostrover